July 6, 2023

Via EDGAR Transmission

Division of Corporation Finance
Disclosure Review Program
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Margaret Schwartz and Katherine Bagley

Re:     Babylon Holdings Limited
Form 8-K
Filed June 23, 2023
File No. 001-40952

Dear Ms. Schwartz and Ms. Bagley:
This letter sets forth the responses of Babylon Holdings Limited (the “Company,”) to the comment provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 28, 2023 (the “Comment Letter”) with respect to the Company’s Current Report on Form 8-K (the “Form 8-K”) filed with the Commission on June 23, 2023.
For your convenience, we have reproduced the comment of the Staff exactly as set forth in the Comment Letter in bold and italics below, followed by the Company’s response.
1.Please provide us with your analysis as to the applicability of Exchange Act Rule 13e-3 to the transactions contemplated by the Framework Implementation Agreement, dated May 10, 2023, including reliance on any of the exceptions to the rule’s applicability. In doing so, please address each element of Rule 13e-3, including both the transactional element of Rule 13e-3(a)(3)(i) and the “effects” provided in Rule 13e-3(a)(3)(ii).
Response: The Company, which is incorporated in the Bailiwick of Jersey, Channel Islands, with Class A ordinary shares listed on the New York Stock Exchange (the “NYSE”), carefully considered and concluded that Rule 13e-3 is not applicable to the transactions contemplated by a framework implementation agreement entered into among the Company and its consolidated subsidiaries (the “Group”) and one of the Group’s existing creditors, AlbaCore Capital LLP (“AlbaCore”), on May 10, 2023 (the “Framework Implementation Agreement”). Rule 13e-3 provides that a “Rule 13e-3 transaction” is any transaction or series of transactions involving one or more of the following transactions:
(A) A purchase of any equity security by the issuer of such security or by an affiliate of such issuer;
(B) A tender offer for or request or invitation for tenders of any equity security made by the issuer of such class of securities or by an affiliate of such issuer; or

Securities and Exchange Commission
July 6, 2023

(C) A solicitation subject to Regulation 14A of any proxy, consent or authorization of, or a distribution subject to Regulation 14C of information statements to, any equity security holder by the issuer of the class of securities or by an affiliate of such issuer, in connection with: a merger, consolidation, reclassification, recapitalization, reorganization or similar corporate transaction of an issuer or between an issuer (or its subsidiaries) and its affiliate; a sale of substantially all the assets of an issuer to its affiliate or group of affiliates; or a reverse stock split of any class of equity securities of the issuer involving the purchase of fractional interests, which transaction has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the following effects:
(A) Causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Act to become eligible for termination of registration under Rule 12g-4 or Rule 12h-6, or causing the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6; or suspension under Rule 12h-3 or section 15(d); or
(B) Causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.
This response letter will examine each section of Rule 13e-3 in turn.
The Transactions do not Involve a Type or a Series of Transactions Specified in Rule 13e-3(a)(3)(i)
The Framework Implementation Agreement facilitates a restructuring and recapitalization of the Group. Specifically, the Framework Implementation Agreement contemplates a recapitalization transaction and provides for additional funding for the Group’s ongoing business operations, an amendment of the Group’s existing debt, and a new long-term employee incentive plan. On June 23, 2023, the Company announced that it accepted a proposal from AlbaCore and MindMaze Group SA (“MindMaze”) to effectuate the recapitalization transaction by selling the Company’s core operating subsidiaries and assets to MindMaze (the “Proposed Transaction”). The Proposed Transaction is expected to close in late July 2023.
The transactions contemplated by the Framework Implementation Agreement, including the Proposed Transaction, do not involve any of the types of transactions to which Rule 13e-3 applies. At no point will the Company or the other parties to the Framework Implementation Agreement and the Proposed Transaction purchase or commence a tender offer for the Company’s Class A ordinary shares. As disclosed in the Company’s Forms 8-K filed on May 10, June 23, and June 28, 2023, the Proposed Transaction will not result in the purchase of the Class A ordinary shares or any payment to the Company’s Class A ordinary shareholders, and the Class A ordinary shareholders will continue to hold their shares in the Company after the completion of the sale of assets to MindMaze.
    In addition, the transactions contemplated by the Framework Implementation Agreement, including the Proposed Transaction, do not involve a solicitation subject to Regulation 14A or a distribution of an information statement subject to Regulation 14C. While the Proposed Transaction constitutes a sale of substantially all of the Company’s assets to MindMaze, no approval or consent of the Company’s ordinary shareholders is required or will be sought for the

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July 6, 2023

sale. Instead, the Proposed Transaction will be conducted as a result of AlbaCore’s rights under its existing debt agreements with the Company and through an administration process under the United Kingdom’s Insolvency Act of 1986 (the “Insolvency Act”), a process that is broadly similar to a Chapter 11 proceeding in the United States. Upon AlbaCore’s demand pursuant to the terms of the debt agreements, the Company’s board of directors will apply for the appointment of administrators by the English court to conduct the UK process. Shareholder approval, authorization or consent is not required for this application under either UK or Jersey law, and the Company’s board of directors will not otherwise seek shareholder approval for the Proposed Transaction. Once appointed, the administrators have the ability to dispose of the Company’s assets as a result of the powers provided under the Insolvency Act. In connection with this step, once again no approval, authorization, or consent by the Company’s ordinary shareholders is required or will be sought for the disposal of the assets to MindMaze. As a result, the Company will not conduct a proxy solicitation for a vote on behalf of the Class A ordinary shareholders at a shareholders’ meeting subject to Regulation 14A or distribute an information statement to security holders entitled to vote or give an authorization or consent subject to Regulation 14C.
The Transactions do not Directly Result in Any Effects Specified in Rule 13e-3(a)(3)(ii)
The transactions contemplated by the Framework Implementation Agreement do not have a reasonable likelihood or a purpose of producing any of the Rule 13e-3 going private effects because they will not directly cause the Class A ordinary shares to become eligible for termination from registration or suspension of reporting obligations under the Exchange Act, nor will they directly cause the Class A ordinary shares to be delisted from the NYSE.
With respect to the second effect listed above, the transactions contemplated by the Framework Implementation Agreement, including the Proposed Transaction, will not directly cause the Class A ordinary shares to be delisted from the NYSE because the Company already received a notice from the NYSE that it is not in compliance with the applicable continued listing standards and the Class A ordinary shares have been suspended from trading on the NYSE. As disclosed in the Company’s Form 8-K filed on June 28, 2023, the NYSE’s notice, dated June 22, 2023, indicated that the Company is not in compliance with Section 802.01B and Section 802.01C of the NYSE Listed Company Manual because (i) the Company’s average total market capitalization over a consecutive 30 trading-day period was less than $50 million and, at the same time, its last reported shareholders’ equity was less than $50 million, and (ii) the average closing price of the Company’s Class A ordinary shares on the NYSE was less than $1.00 over a consecutive 30 trading-day period. The Company does not intend to seek to regain compliance with the NYSE listing requirements and expects that the NYSE will delist the Class A ordinary shares before the Proposed Transaction closes in late July 2023. The documentation for the Proposed Transaction is not expected to require that the Company’s Class A ordinary shares be delisted, because the delisting will have occurred prior to the consummation of the Proposed Transaction. Accordingly, the Company’s market capitalization and the recent trading prices of the Class A ordinary shares during the measurement period applied by the NYSE—and not the transactions contemplated by the Framework Implementation Agreement—will have “caused” the Class A ordinary shares to be delisted from the NYSE.
With respect to the first effect listed above, the transactions contemplated by the Framework Implementation Agreement, including the Proposed Transaction, will not directly cause the Class A ordinary shares to become eligible for termination of registration or suspension of the obligation to report under the Exchange Act because (1) the transactions will not reduce the number of record holders of the Class A ordinary shares and (2) the Company will already be

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eligible for termination and suspension before completion of the transactions. Ten days after the NYSE delists the Class A ordinary shares and files the Form 25 to terminate the Company’s registration under Section 12(b), the Company will be eligible to terminate the registration of its Class A ordinary shares under Section 12g-4 and to suspend its obligation to report under Rule 12h-3 and Section 15(d) because the Company had fewer than 300 record holders of its Class A ordinary shares at the beginning of fiscal year 2023. In this regard, the records maintained by the Company’s transfer agent indicate that the Company had 149 holders of record on January 1, 2023. The SEC Staff has clarified that where an issuer was already eligible to terminate registration under Section 12(g) or to suspend the obligation to report under Section 15(d), a transaction would not be deemed to have “caused” the class of securities to become eligible for termination of registration or suspension of the obligation to report. See Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 C&DI 104.01, January 26, 2009.
It is possible that the transactions contemplated by the Framework Implementation Agreement may be deemed to indirectly have a reasonable likelihood or purpose of producing the delisting of the Class A ordinary shares. The Company notes that the public announcements regarding the Framework Implementation Agreement indicate that the ordinary shares will cease trading on the NYSE, and news of the transactions likely had an adverse impact on the share price and the Company’s market capitalization. However, a conclusion that the transactions contemplated by the Framework Implementation Agreement may indirectly have one of the specified going private effects does not result in the application of Rule 13e-3 given that, as discussed above, none of the transactions involve a type of transaction specified in Rule 13e-3(a)(3)(i). In addition, the Company acknowledges the Division of Corporation Finance’s position in Question 4 of Exchange Act Release No. 34-17719 (April 13, 1981) that Rule 13e-3 applies to a transaction that independently may not constitute a Rule 13e-3 transaction but is effected “as part, or in furtherance, of a series of actions that, taken together,” have one of the going private effects. Even if the transactions contemplated by the Framework Implementation Agreement may be viewed as part of a series of actions that, taken together will result in the delisting of the Class A ordinary shares, termination of registration, or suspension of the obligation to report, at least one of the steps in the series of actions must be one of the transactions specified Rule 13e-3(a)(3)(i). See Exchange Act Release No. 34-16075 (August 2, 1979) (“Thus, the combination of these transactions constitutes a series of transactions involving a transaction specified in paragraph [(a)(3)(i)].”) Taking into account past, current and planned transactions, at no point will the Company or the other parties to the Framework Implementation Agreement and the Proposed Transaction conduct a purchase of the Class A ordinary shares, a tender offer for the Class A ordinary shares, a solicitation subject to Regulation 14A, or a distribution of an information statement subject to Regulation 14C. Therefore, the transactions contemplated by the Framework Implementation Agreement are not part of a series of transactions within the meaning of Rule 13e-3(a)(3).
Conclusion

    Because the Framework Implementation Agreement and the Proposed Transaction do not involve a transaction set forth in Rule 13e-3(a)(3)(i) that has a reasonable likelihood or purpose of having the effects set forth in Rule 13e-3(a)(3)(ii), and they are not part of a series of transactions within the meaning of Rule 13e-3(a)(3), the Company has concluded that Rule 13e-3 does not apply.

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Securities and Exchange Commission
July 6, 2023

Securities and Exchange Commission
July 6, 2023

    Please direct any questions or comments regarding this correspondence to our counsel, Ryan Maierson of Latham & Watkins LLP, at (713) 546-7420.

Sincerely,

By:     /s/ David Humphreys
Name:     David Humphreys
Title:    Chief Financial Officer

cc:    Martin J.E. Arms, Chief Legal Officer, Babylon Holdings Limited
Ryan J. Maierson, Latham & Watkins LLP